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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 6)*

AmerInst Insurance Group, Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G0327K-10-0

(CUSIP Number)

AmerInst Investment Company, Ltd.

Thomas R. McMahon

c/o Cedar Management Limited

25 Church Street

Continental Building

P.O. Box HM 1601

Hamilton, Bermuda HMGX

(441) 296-3973

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 1, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G0327K-10-0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). AmerInst Investment Company, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Bermuda
NUMBER OF SHARES	7. Sole Voting Power 249,414
BENEFICIALLY	8. Shared Voting Power

OWNED BY EACH	9. Sole Dispositive Power 249,414
REPORTING PERSON WITH	10. Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 249,414
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 25.06%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The Reporting Person is a wholly-owned subsidiary of the Issuer.

This statement constitutes Amendment No. 6 to the Statement on Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (“SEC”) on May 9, 2002, as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on December 10, 2002, Amendment No. 2 to the Original Schedule 13D filed with the SEC on November 19, 2003, Amendment No. 3 to the Original Schedule 13D filed with the SEC on April 18, 2005, Amendment No. 4 to the Original Schedule 13D filed with the SEC on April 5, 2006, and Amendment No. 5 to the Original Schedule 13D filed with the SEC on October 24, 2006, and relates to the Common Shares, par value $1.00 per share (the “Common Shares”) of AmerInst Insurance Group, Ltd., a Bermuda company (“Issuer”).

Items 3 is amended and restated as follows:

Item 3. Source or Amount of Funds or Other Consideration.

The source and amount of the funds used or to be used by the Reporting Person to purchase the Common Shares are as follows:

Source of Funds	Amount of Funds
Working Capital(1)	$4,255,569	(2)

(1)	As used herein, the term “Working Capital” includes income from the business operations of the Reporting Person. None of the funds reported herein as “Working Capital” were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Common Shares.

(2)	Includes $534,266 for the transactions described in the attached Schedule I.

Item 5 is amended and restated as follows:

Item 5. Interest in Securities of the Issuer.

(a) Percentage interest calculations for the Reporting Person are based upon the Issuer having 995,253 total issued Common Shares, including the 249,414 shares held by the Reporting Person, as of September 9, 2008.

The aggregate number of Common Shares that the Reporting Person owns beneficially, pursuant to Rule 13d-3 of the Act, is 249,414, which constitutes approximately 25.06% of the Issuer’s issued Common Shares. The Reporting Person is a subsidiary of the Issuer.

(b) The Reporting Person has sole power to vote, to direct the vote, to dispose and to direct the disposition with respect to the 249,414 Common Shares.

(c) Since the filing of Amendment No. 5 to the Original Schedule 13D, the Reporting Person acquired Common Shares in transactions described in the attached Schedule I. In addition, on July 1, 2008, the Reporting Person granted 1,104 Common Shares as compensation to various directors of the Issuer at the direction of the Issuer.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares owned by the Reporting Person.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 24, 2008

AMERINST INVESTMENT COMPANY, LTD.

By:	/s/ Thomas R. McMahon
Thomas R. McMahon, Vice-President

SCHEDULE I

TO

SCHEDULE 13D AMENDMENT NO. 6

FOR

AMERINST INVESTMENT COMPANY, LTD.

Date of Transaction	Type of Transaction	Number of Shares	Price Per Share ($)
January 1, 2007	Repurchased from one or more deceased or retired shareholders of the Issuer in privately negotiated transactions (a “Repurchase”)	1,458	28.08
January 1, 2007	Repurchased from one or more of the Issuer’s shareholders under the Issuer’s repurchase plan in privately negotiated transactions (“Repurchase Plan”)	528	22.67
January 1, 2007	Repurchase Plan	3,483	22.50
April 1, 2007	Repurchase	231	33.37
April 1, 2007	Repurchase	120	28.08
April 1, 2007	Repurchase Plan	3,840	25.66
April 1, 2007	Repurchase Plan	273	20.50
July 1, 2007	Repurchase	2,088	33.37
October 1, 2007	Repurchase	1,704	33.37
October 1, 2007	Repurchase	57	24.00
January 1, 2008	Repurchase	300	28.08
January 1, 2008	Repurchase	340	33.37
April 1, 2008	Repurchase	120	33.37
April 1, 2008	Repurchase	1,557	36.17
April 1, 2008	Repurchase Plan	57	21.00
July 1, 2008	Repurchase	2,070	36.17
July 1, 2008	Repurchase Plan	165	22.50

(1)	The Common Shares were issued by the Reporting Person at the direction of the Issuer as compensation to certain of the Issuer’s directors.